UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Year ended December 31, 2025

Fundrise Growth eREIT II, LLC

(Exact name of issuer as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
 Issuer’s telephone number, including area code

Common Shares
 (Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (this “Annual Report”) that are forward-looking statements. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These risk factors and uncertainties which could have a material adverse effect on our operations and future prospects, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by Fundrise Growth eREIT II, LLC (the “Company”) with the Securities and Exchange Commission (the “SEC”), which may be accessed here (beginning on page 26) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

Note: The information in this Item and elsewhere in this Form 1-K relates to our operations in 2025 and, as the context requires, through the date of the 2026 Merger described below.

2026 Merger

Effective April 29, 2026, the Company merged (the “2026 Merger”) into Fundrise eREIT, LLC (the “Fundrise eREIT”). In connection with the 2026 Merger, the Fundrise eREIT issued to the shareholders of the Company common shares of the Fundrise eREIT based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on the Company’s net asset value (“NAV”) per share that was effective as of the date of the 2026 Merger, April 29, 2026. For more information about the 2026 Merger, please see the prospectus filed by the Fundrise eREIT on April 27, 2026 found here.

Business Overview

Fundrise Growth eREIT II, LLC is a Delaware limited liability company formed on November 19, 2015. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise Growth eREIT II”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Growth eREIT II, LLC unless the context indicates otherwise. Effective September 1, 2022, the Company merged (the “2022 Merger”) with Fundrise Growth eREIT VI, LLC, with the Company as the surviving entity. The Company has one operating and reportable segment consisting of investments in real estate.

We intend to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. During the first half of 2025, Fundrise Advisors, LLC (our “Manager”) closed our Regulation A offering of common shares of the Company (which we refer to as our “Offering”).

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ended December 31, 2018, the Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, and intends to continue to operate as such.

We are externally managed by our Manager, which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments, if any, will be secured primarily by U.S.-based collateral and diversified by security type, property type and geographic location.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

●	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

●	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

●	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

●	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

●	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

●	to realize growth in the value of our investments over the long term;

●	to grow net cash from operations so that cash flow is available for distributions to investors over the long term; and

●	to preserve, protect and return shareholders’ capital contributions.

Our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there can be no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us.

Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our Offering Circular, which may be accessed here (beginning on page 26), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information see “Statements Regarding Forward Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2025.

Offering Results

During the first half of 2025, our Manager closed the Offering. As of December 31, 2025 and 2024, we had raised total gross offering proceeds of approximately $152.7 million and $152.4 million, respectively, from settled subscriptions (including the approximately $100,000 received in the private placements to our Sponsor, and Moat Investments, LP (formerly known as Fundrise, L.P.), an affiliate of our Sponsor, and approximately $2.7 million and $2.7 million, respectively, received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 13,510,000 and 13,482,000 of our common shares, respectively.

The per share purchase price for our common shares will be adjusted by our Manager at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has currently determined to adjust the per share purchase price quarterly (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 30, 2023, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV per Share	Link
December 30, 2023	$13.47	Form 1-U
March 29, 2024	$13.51	Form 1-U
June 29, 2024	$13.51	Form 1-U
September 30, 2024	$13.21	Form 1-U
December 31, 2024	$13.09	Form 1-U
March 31, 2025	$13.11	Form 1-U
June 30, 2025	$13.27	Form 1-U
September 30, 2025	$13.23	Form 1-U
December 31, 2025	$13.43	Form 1-U
April 1, 2026	$13.38	Form 1-U
April 29, 2026(1)	$12.99	Form 1-U

(1)	This NAV per common share has been updated in connection with the 2026 Merger and our shareholders received common shares in the Fundrise eREIT based on this NAV which determined the Exchange Ratio.

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

When calculated on a tax basis, distributions were made 100% from capital gains for the year ended December 31, 2025 and 100% from return of capital for the year ended December 31, 2024.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 6, Distributions in our consolidated financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. The maximum amount of shares that may be redeemed in a quarter is 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Our redemption plan also reflects that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; and (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2025 and 2024, approximately 6,007,000 and 5,046,000 common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. During the third quarter of 2025, our Manager temporarily suspended our redemption plan. Shareholders will have the opportunity to redeem shares from the Fundrise eREIT, in accordance with its redemption plan.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flows from rental revenue from our investments in rental real estate properties and distributions from our equity method investees. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the years ended December 31, 2025 and 2024, we had total net income (losses) of approximately $10.6 million and ($8.3 million), respectively. Further information on the notable changes in our results are as follows:

Revenue

Rental Revenue

For the years ended December 31, 2025 and 2024, we earned rental revenue of approximately $56,000 and $637,000, respectively, from the operations of rental real estate properties. The decrease in rental revenue is primarily attributable to the sale of the R45 Controlled Subsidiary in March 2025, which resulted in less rental revenue for the year ended December 31, 2025.

Other Revenue

For the years ended December 31, 2025 and 2024, we earned other revenue of approximately $19,000 and $65,000, respectively. The decrease in other revenue is primarily attributable to the sale of the R45 Controlled Subsidiary in March 2025, which resulted in lower other revenue for the year ended December 31, 2025.

Expenses

Investment Management Fees – Related Party

For the years ended December 31, 2025 and 2024, we incurred related party investment management fees of approximately $915,000 and $1.1 million, respectively. The decrease in related party investment management fees is directly related to a decrease in the quarterly average net assets, as the investment management fee is calculated as a percentage of net assets each quarter. The overall decrease in average net assets is primarily attributable to redemptions throughout the year ended December 31, 2025.

Property Operating and Maintenance Expenses

For the years ended December 31, 2025 and 2024, we incurred property operating and maintenance expense of approximately $108,000 and $679,000, respectively. The decrease in property operating and maintenance expense is primarily attributable to the sale of the R45 Controlled Subsidiary in March 2025, which resulted in lower property operating and maintenance expense for the year ended December 31, 2025.

Depreciation and Amortization

For the years ended December 31, 2025 and 2024, we incurred depreciation and amortization expense of approximately $106,000 and $577,000, respectively. The decrease in depreciation and amortization expense is primarily attributable to the sale of the R45 Controlled Subsidiary in March 2025, which resulted in lower property depreciation and amortization expense for the year ended December 31, 2025.

General and Administrative Expenses

For the years ended December 31, 2025 and 2024, we incurred general and administrative expenses of approximately $487,000 and $558,000, respectively, which includes auditing and professional fees, software subscription costs, and other expenses associated with operating our business. The decrease in general and administrative costs is primarily attributable to decreased professional services expenses incurred during the year ended December 31, 2025.

Other Income (Expenses)

Equity in Earnings (Losses)

For the years ended December 31, 2025 and 2024, we had equity in earnings (losses) from our equity method investees of approximately $11.8 million and ($3.3 million), respectively. The change in equity in earnings (losses) is primarily attributable to a gain of approximately $5.3 million recognized from the disposition of one equity method investee during the year ended December 31, 2025. In addition, during 2025, one equity method investee recognized a gain related to the partial sale of an underlying asset, which resulted in increased equity in earnings recognized by the Company. For more information, see Note 3, Investments in Equity Method Investees in our consolidated financial statements.

Dividend Income

For the years ended December 31, 2025 and 2024, we earned dividend income of approximately $133,000 and $58,000, respectively. The increase in dividend income is primarily attributable to an increase in cash invested in the money market sweep account during the year ended December 31, 2025.

Gain (Loss) on Sale of Rental Real Estate

For the years ended December 31, 2025 and 2024, we recognized a gain (loss) on sale of rental real estate of approximately $362,000 and ($1.5 million), respectively. The change in gain (loss) on the sale of rental real estate is partially attributed to the gain of approximately $362,000 recognized on the sale of the Z20 Controlled Subsidiary in April 2025, offset by the approximately $1.8 million loss on the sale of one rental real estate property in April 2024. Additionally, during the year ended December 31, 2024, we entered into a Tenancy-in-Common (“TIC”) arrangement in which we sold one wholly-owned investment in rental real estate in exchange for a non-controlling member interest and cash consideration, resulting in a gain of approximately $314,000. See Note 3, Investments in Equity Method Investees and Note 8, Related Party Arrangements in our consolidated financial statements for further information.

Impairment Loss on Real Estate

For the years ended December 31, 2025 and 2024, we recognized an impairment loss on real estate of $0 and approximately $532,000, respectively. The impairment loss was recognized in 2024 for one unimproved land parcel based on the excess of the carrying amount over its estimated fair value.

Loss on Real Estate Held for Sale

For the years ended December 31, 2025 and 2024, we recognized a loss on real estate held for sale of approximately $100,000 and $529,000, respectively. The loss on real estate held for sale recognized in the year ended December 31, 2025 is primarily attributable to one real estate property classified as held for sale that was sold for an amount less than the property's fair value less estimated selling costs. The loss on real estate held for sale recognized in the year ended December 31, 2024 is primarily attributable to one rental real estate property that was reclassified from investments in rental real estate properties to investments in real estate held for sale, where the carrying amount exceeded the property’s fair value less estimated selling costs.

Interest Expense – Related Party

For the years ended December 31, 2025 and 2024, we incurred related party interest expense of approximately $55,000 and $299,000, respectively. The decrease in related party interest expense is primarily attributable to an overall lower average principal balance outstanding on National Lending, LLC (“National Lending”) promissory notes during the year ended December 31, 2025 compared to the year ended December 31, 2024.

Our Investments

The following tables summarize the investments held during the period from January 1, 2024 through December 31, 2025. See “Recent Developments” for a description of any investments we have made since December 31, 2025. Note that the use of the term “controlled subsidiary” is not intended to conform with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly-Owned Properties)	Location	Type of Property	Date of Acquisition	Purchase Price	Overview (Form 1-U)
RSE W39 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	06/05/2019	$3,120,000	Initial	N/A
RSE R45 Controlled Subsidiary(1)	Brentwood, MD	Commercial	06/27/2019	$5,118,000	Initial	N/A
RSE W411 Controlled Subsidiary	Los Angeles, CA	Commercial	08/07/2019	$3,800,000	Initial	N/A
RSE W59 Controlled Subsidiary(2)(3)	Los Angeles, CA	Mixed-Use	09/01/2022	$16,700,000	Initial	Update
RSE L37 Controlled Subsidiary(2)(4)	Nashville, TN	Multifamily	09/01/2022	$14,200,000	Initial	Update
RSE Z20 Controlled Subsidiary(2)(5)	Nashville, TN	Land	09/01/2022	$5,200,000	Initial	N/A

(1)	On March 27, 2025, RSE R45 Controlled Subsidiary was fully disposed.

(2)	This asset was acquired by the Company on September 1, 2022 in connection with the 2022 Merger. The date of acquisition and purchase price herein represent the date and relative fair value of the acquired asset as of the 2022 Merger, respectively.

(3)	On December 26, 2024, the Company sold its original interest in the RSE W59 Controlled Subsidiary and entered into a TIC arrangement. As of December 31, 2024, the surviving investment in CNP 116, LLC, is included in “Investments in equity method investees” in our consolidated balance sheets.

(4)	On April 16, 2024, RSE L37 Controlled Subsidiary was fully disposed.

(5)	On April 28, 2025, RSE Z20 Controlled Subsidiary was fully disposed.

Real Property Controlled Subsidiaries (Joint Venture Equity Investments)	Location	Type of Property	Date of Acquisition	Purchase Price(1)		Overview (Form 1-U)
RSE Runaway Lakes Controlled Subsidiary	Palm Beach, FL	Multifamily	06/25/2019	$17,514,000		Initial	Update
RSE Hamilton Controlled Subsidiary(5)	Hendersonville, TN	Multifamily	06/28/2019	$7,203,300		Initial	Update
RSE Palmer Controlled Subsidiary	Woodstock, GA	Multifamily	11/17/2020	$23,415,000		Initial	N/A
RSE Parkland Controlled Subsidiary(2)	Orange Park, FL	Multifamily	09/01/2022	$20,060,000		Initial	N/A
CNP 116, LLC(3)	Los Angeles, CA	Mixed-Use	12/26/2024	$4,100,000	(4)	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	This asset was acquired by the Company on September 1, 2022 in connection with the 2022 Merger. The date of acquisition and purchase price herein represent the date and relative fair value of the acquired asset as of the 2022 Merger, respectively.

(3)	On December 26, 2024, the Company acquired a 25% TIC interest in CNP 116, LLC.

(4)	Transaction in-kind. Member interest in CNP 116, LLC acquired in connection with the sale of the W59 Controlled Subsidiary.

(5)	On September 18, 2025, the RSE Hamilton Controlled Subsidiary (The Hamilton JV LP) sold the Hamilton (formerly Windsor Park Apartments) for a sales price of approximately $41.3 million. Proceeds from the sale totaled approximately $11.7 million, net of repayment of a $28.5 million outstanding senior loan, and various closing costs of approximately $1.1 million. Our distribution received from the sale totaled approximately $5.3 million, thereby concluding the joint venture’s investment activity. As a result of this sale, the Company recognized a gain on disposition of equity method investees of approximately $5.3 million during the year ended December 31, 2025, which is recognized within equity in earnings.

As of December 31, 2025, the Company’s investments accounted for under the equity method of accounting also included initial and subsequent contributions to National Lending in exchange for ownership interests. See Note 8, Related Party Arrangements, in our consolidated financial statements for further information regarding National Lending.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from cash flow from operations, net proceeds from asset sales, cash flows from equity method investees, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations. Our material cash requirements are primarily (i) funding new investments as opportunities arise, and (ii) ordinary-course operating expenses and capital expenditures. See Note 10, Commitments and Contingencies, in our consolidated financial statements for further information regarding the Company’s obligations under the guarantee agreements in connection with a senior secured mortgage loan facility. As of December 31, 2025, we had no other unfunded commitments, have not identified any material capital expenditure requirements over the next twelve months, and have no mortgage maturities during the same period.

As of December 31, 2025, we had deployed approximately $94.1 million in 7 investments and had approximately $2.6 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of 5% of its assets under management to National Lending. As of December 31, 2025, the Company has satisfied this requirement and had no unfunded capital commitment related to this obligation. We anticipate that cash on hand, cash flow from our rental real estate properties and equity method investments, and proceeds from future offerings, if any, will provide sufficient liquidity to meet any future funding commitments and costs of operations for the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding unsecured Company level debt of $0 as of both April 30, 2026 and December 31, 2025, exclusive of any debt secured by the real property of our unconsolidated investments. Our targeted portfolio-wide leverage is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed, it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. It is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We seek to manage liquidity and capital resources to support our long-term investment strategy. Our ability to grow and diversify our portfolio is influenced, in part, by our ability to raise additional capital through the issuance of common shares. To the extent capital raising activity is lower than anticipated, the pace of new investments and portfolio diversification may be reduced. In addition, because we incur certain fixed operating expenses, slower capital growth could increase such expenses as a percentage of gross income and may affect the level of distributions over time.

Outlook and Recent Trends

We seek to identify and make investments according to large macroeconomic trends because we believe those trends are likely to drive outsized growth, which in turn can deliver above average performance. Real estate has seen significant headwinds since the Federal Reserve (the “Fed”) first began raising interest rates in late 2022 to combat inflation. Over the past several years, a combination of higher interest rates and a softer rental market has made real estate a challenging asset class from a return and valuation perspective. During 2025, the real estate market operated amid continued macroeconomic uncertainty and constrained capital markets. Within real estate, performance continues to diverge between property sectors. Single family and industrial rent continued to grow in 2025, while multifamily rent experienced modest softening.

Macroeconomic conditions remained volatile throughout 2025 and into early 2026. The introduction of tariffs in 2025, which were subsequently struck down in February 2026, contributed to uncertainty. Broader economic indicators during this period pointed to a slowing growth environment, with moderating inflation and signs of strain in consumer spending, particularly among middle-income households. In response to evolving economic conditions, the Fed reduced its benchmark interest rate by 25 basis points in September, October, and December 2025. Despite growing concerns about the broader economic environment, the Fundrise portfolio continued to benefit from the underlying fundamentals of its asset base throughout 2025. Across much of the portfolio, disciplined asset management and diversification helped support operating performance during a period of limited transaction activity and reduced liquidity in private real estate markets. For many real estate investors, this translated into a year of consolidation, with property values remaining relatively stable rather than experiencing a broad recovery.

More recently, geopolitical developments, including the outbreak of war in Iran in March 2026, have increased market volatility and contributed to a tightening of financial conditions. Interest rates have risen, with the 10-year Treasury increasing from approximately 3.96% to 4.35% over a short period, while capital markets activity has slowed. These dynamics have resulted in higher discount rates and downward pressure on real estate valuations, including within the Fundrise portfolio as of the date of this report.

Looking ahead, the Company expects that real estate market conditions will continue to be influenced by macroeconomic and geopolitical developments. While a sustained decline in interest rates could support improved valuations over time, the timing and extent of such changes remain uncertain. The Fundrise portfolio is positioned with a focus on diversified, income-generating assets, which management believes may provide relative resilience in a slower growth environment. The Company will continue to evaluate investment opportunities across both equity and credit strategies, with an emphasis on disciplined capital deployment in response to evolving market conditions.

Off-Balance Sheet Arrangements

As of December 31, 2025 and December 31, 2024, we had no off-balance sheet arrangements.

Recent Developments

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 30, 2026, for potential recognition or disclosure.

2026 Merger

Effective April 29, 2026, the Company completed the 2026 Merger with the Fundrise eREIT. In connection with the 2026 Merger, the Fundrise eREIT issued to the shareholders of the Company common shares of the Fundrise eREIT based on an agreed upon Exchange Ratio. The Exchange Ratio was based on the Company’s NAV per share that was effective as of the date of the 2026 Merger, April 29, 2026. For more information about the 2026 Merger, please see the prospectus filed by the Fundrise eREIT on April 27, 2026 found here.

Item 3. Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	49	Chief Executive Officer
Brandon T. Jenkins	40	Chief Operating Officer
Bjorn J. Hall	45	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	45	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to joining our Sponsor, Mr. Miller had been the President of one of the largest mixed-use real estate companies in the Washington, DC metro area. Over the course of his 25-year career, Mr. Miller has acquired more than $8 billion of real estate assets—including 37,000 residential units and 5 million square feet of industrial and commercial space. Mr. Miller holds a Bachelor’s degree in Economics from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with our Sponsor since February 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts degree from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer, and Corporate Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he served as a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts degree from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the SEC from December 2017 to April 2021, and before that, served as Assistant Chief Accountant of the Division of Investment Management at the SEC from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in its Asset Management practice. Ms. Staloch has a Bachelor of Arts degree in Psychology from Miami University and received a Master of Accounting degree from The Ohio State University.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 8, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4. Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2026 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	-	-
Brandon T. Jenkins	13	*
Bjorn J. Hall	211	*
Alison A. Staloch	-	-
All executive officers of our Manager as a group (4 persons)	224	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5. Interest of Management and Others in Certain Transactions

For further details, please see Note 8, Related Party Arrangements in our consolidated financial statements.

Item 6. Other Information

None.

Item 7. Financial Statements

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT II, LLC

Independent Auditor’s Report

Members

Fundrise Growth eREIT II, LLC

Opinion

We have audited the consolidated financial statements of Fundrise Growth eREIT II, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 30, 2026

Fundrise Growth eREIT II, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	As of December 31, 2025	As of December 31, 2024
ASSETS
Cash and cash equivalents	$2,609	$4,146
Restricted cash	225	-
Due from related party	5,334	-
Other assets, net	79	169
Investments in equity method investees	43,973	45,940
Investments in real estate held for sale	-	4,202
Investments in rental real estate properties, net	4,171	7,628
Investments in real estate held for improvement	3,721	4,162
Total Assets	$60,112	$66,247

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$1,241	$251
Due to related party	244	264
Settling subscriptions	-	18
Redemptions payable	19	5,225
Distributions payable	2	53
Rental security deposits and other liabilities	-	8
Total Liabilities	1,506	5,819

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 13,509,626 and 13,481,976 shares issued and 7,502,700 and 8,436,126 shares outstanding as of December 31, 2025 and December 31, 2024, respectively	75,305	87,586
Accumulated deficit and cumulative distributions	(16,699)	(27,158)
Total Members’ Equity	58,606	60,428
Total Liabilities and Members’ Equity	$60,112	$66,247

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT II, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Revenue
Rental revenue	$56	$637
Other revenue	19	65
Total revenue	75	702

Expenses
Investment management fees - related party	915	1,102
Property operating and maintenance	108	679
Depreciation and amortization	106	577
General and administrative expenses	487	558
Total expenses	1,616	2,916

Other income (expenses)
Equity in earnings (losses)	11,764	(3,333)
Dividend income	133	58
Gain (loss) on sale of rental real estate	362	(1,484)
Impairment loss on real estate	-	(532)
Loss on real estate held for sale	(100)	(529)
Interest expense - related party	(55)	(299)
Total other income (expenses)	12,104	(6,119)

Net income (loss)	$10,563	$(8,333)

Net income (loss) per basic and diluted common share	$1.35	$(0.90)
Weighted average number of common shares outstanding, basic and diluted	7,840,365	9,290,187

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT II, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated Deficit and Cumulative	Total Members'
	Shares	Amount	Distributions	Equity
December 31, 2023	9,813,278	$105,986	$(18,576)	$87,410
Proceeds from issuance of common shares	76,160	1,023	-	1,023
Offering costs	-	(72)	-	(72)
Distributions declared on common shares	-	-	(249)	(249)
Redemptions of common shares	(1,453,312)	(19,351)	-	(19,351)
Net income (loss)	-	-	(8,333)	(8,333)
December 31, 2024	8,436,126	$87,586	$(27,158)	$60,428
Proceeds from issuance of common shares	27,650	362	-	362
Offering costs	-	(107)	-	(107)
Distributions declared on common shares	-	-	(104)	(104)
Redemptions of common shares	(961,076)	(12,536)	-	(12,536)
Net income (loss)	-	-	10,563	10,563
December 31, 2025	7,502,700	$75,305	$(16,699)	$58,606

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT II, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
OPERATING ACTIVITIES:
Net income (loss)	$10,563	$(8,333)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	106	577
Amortization of above- and below-market leases, net	-	16
Bad debt expense	9	61
Equity in (earnings) losses	(11,764)	3,333
(Gain) loss on sale of rental real estate	(362)	1,484
Impairment loss on real estate	-	532
Loss on real estate held for sale	100	529
Changes in assets and liabilities:
Net (increase) decrease in other assets, net	31	118
Net (increase) decrease in due from related party	(1,335)	-
Net increase (decrease) in accounts payable and accrued expenses	950	(272)
Net increase (decrease) in due to related party	(20)	(57)
Net increase (decrease) in rental security deposits and other liabilities	(8)	(61)
Net cash provided by (used in) operating activities	(1,730)	(2,073)
INVESTING ACTIVITIES:
Issuance of note receivable - related party	(4,000)	-
Investment in equity method investees	(1,197)	(1,648)
Return of investment from equity method investees	14,928	1,419
Proceeds received from sale of rental real estate properties	4,483	23,738
Proceeds received from sale of real estate held for sale	4,172	-
Investment in rental real estate properties	(73)	(44)
Improvements in real estate held for improvement	(275)	(118)
Net cash provided by (used in) investing activities	18,038	23,347
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	344	1,013
Proceeds from note payable - related party	5,100	17,900
Repayment of note payable - related party	(5,100)	(17,900)
Redemptions paid	(17,741)	(20,757)
Proceeds from settling subscriptions	-	18
Distributions paid	(155)	(620)
Offering costs paid	(68)	(82)
Net cash provided by (used in) financing activities	(17,620)	(20,428)

Net increase (decrease) in cash and cash equivalents and restricted cash	(1,312)	846
Cash and cash equivalents and restricted cash, beginning of year	4,146	3,300
Cash and cash equivalents and restricted cash, end of year	$2,834	$4,146

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Investment in equity method investees through tenancy-in-common interest arrangement resulting from the sale of real estate properties	$-	$4,100
Property reclassification from real estate held for sale to rental real estate properties	$-	$4,123
Property reclassification from real estate held for improvement to rental real estate properties	$4,201	$-
Property reclassification from rental real estate properties to real estate held for sale	$-	$4,545
Property reclassification from rental real estate properties to real estate held for improvement	$3,484	$3,925
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - related party note	$55	$299

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT II, LLC

 Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

1.	Formation and Organization

Fundrise Growth eREIT II, LLC was formed on November 19, 2015, as a Delaware limited liability company and substantially commenced operations on September 5, 2018. Effective September 1, 2022, Fundrise Growth eREIT VI, LLC merged with and into Fundrise Growth eREIT II, LLC, with Fundrise Growth eREIT II, LLC as the surviving entity (the “2022 Merger”). As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Growth eREIT II, LLC except where the context otherwise requires.

The Company has one operating and reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate properties for rent, development, or redevelopment. We may also invest in real estate loans, real estate-related debt securities and other real estate-related assets. Investments in rental real estate properties may consist of unimproved land, homes, townhomes and condominiums, office and commercial space, and other real estate investments. Each rental real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the SEC. Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2018. We hold substantially all of our assets directly, and as of December 31, 2025, have not established an operating partnership or any taxable REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. As of December 31, 2025 and 2024, certain wholly-owned subsidiaries were treated as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies for further information on the QRSs.

During the first half of 2025, our Manager closed the Regulation A Offering of common shares of the Company. The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) was conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

As of December 31, 2025 and 2024, after redemptions, the Company has net common shares outstanding of approximately 7,503,000 and 8,436,000, respectively, including common shares held by related parties. As of December 31, 2025 and 2024, Rise Companies Corp. (the “Sponsor”), the owner of the Manager, owned 916 common shares. As of December 31, 2025 and 2024, Moat Investments, LP (formerly known as Fundrise, L.P.) owned 10,332 common shares. As of December 31, 2025 and 2024, after redemptions, third parties owned approximately 116,000 and 140,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $1.6 million and $1.9 million, respectively. As of December 31, 2025 and 2024, the total amount of equity issued by the Company on a gross basis was approximately $152.7 million and $152.4 million, respectively, and the total amount of settling subscriptions was $0 and approximately $18,000, respectively. These amounts were based on a per share price of $13.23 and $13.21 per share price, respectively.

2026 Merger

Effective April 29, 2026, the Company merged (the “2026 Merger”) into the Fundrise eREIT, LLC (the “Fundrise eREIT”). In connection with the 2026 Merger, the Fundrise eREIT issued to the shareholders of the Company common shares of the Fundrise eREIT based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on the Company’s net asset value (“NAV”) per share that was effective as of the date of the 2026 Merger, April 29, 2026. The Fundrise eREIT was the surviving entity.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs for the periods presented in these consolidated financial statements.

All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of money market funds as of December 31, 2025 and 2024.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings (Loss) per Share

Basic earnings (loss) per share is calculated on the basis of the weighted-average number of common shares outstanding during the period. Basic earnings (loss) per share is computed by dividing income or loss available to members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2025 and 2024.

Offering Costs

Offering costs represent costs incurred by the Company in the qualification of the Offerings and the marketing and distribution of common shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

 Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and is adjusted for contributions, distributions, basis differences and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. As of December 31, 2025 and 2024, we did not have any VIEs.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee (presented within “Equity in earnings (losses)” on the consolidated statements of operations), or in instances where the source of proceeds is from financing activities where the Company is liable for the obligations of the investee or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to our investments in equity method investees for the years ended December 31, 2025 and 2024.

Investments in Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, multifamily properties, or commercial office properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, building, site improvements, acquired in-place leases, above-market leases, and other identified intangible assets), intangible liabilities (including below-market leases), and assumed liabilities, and allocates the purchase price on a relative fair value basis (including capitalized acquisition costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any lease intangibles is written off. In-place lease assets have been reflected within “Other assets, net” in our consolidated balance sheets.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing a property for its intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 30 years
Site improvements	5 – 20 years
Furniture, fixtures and equipment	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets are reduced to their fair value. For further details, please see Note 4, Investments in Rental Real Estate Properties and Real Estate Held for Improvement.

Investments in Real Estate Held For Sale

From time to time, we may identify properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with U.S. GAAP.

Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition;(ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within “Investments in real estate held for sale” on our consolidated balance sheets.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

During the third quarter of 2025, in advance of the 2026 Merger, the redemption plan was temporarily suspended, and the Company is not currently processing redemption requests. Shareholders will have the opportunity to redeem shares from the Fundrise eREIT, in accordance with its redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2018, and intends to continue to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2025 and 2024. No gross deferred tax assets or liabilities have been recorded as of December 31, 2025 and 2024.

As of December 31, 2025 and 2024, we elected to treat certain wholly-owned subsidiaries as QRSs. The QRSs are corporations that are wholly-owned by the Company and are disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

As of December 31, 2025, the tax period for the taxable year ending December 31, 2022 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the consolidated financial statements.

Revenue and Income Recognition

Rental and other property revenues are accounted for in accordance with ASC 842, Leases. Accordingly, lease revenue is excluded from the scope of ASC 606, Revenue from Contracts with Customers. Rental and other property revenues are recognized when due from tenants and recorded monthly as earned in accordance with the terms of the lease agreements. Rental revenue is recognized on a straight-line basis over the term of the lease. We periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Consistent with ASC 842, the Company recognizes rental revenue only to the extent that collection is probable. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Other revenue is recognized on an accrual basis and consists of utility reimbursements, damages, termination fees, administrative fees, and late fees.

Interest income is recognized on an accrual basis and consists of interest earned on the promissory notes the Company extended to National Lending, LLC (“National Lending”).

Dividend income and distributions from investments are recorded on the ex-dividend date. Dividend income is recognized on an accrual basis and consists of dividends earned through our cash sweep bank account.

Real estate investment transactions are accounted for on the date of purchase or sale (trade date). Realized gains and losses on the sale of investments are calculated using the identified cost basis.

Recent Accounting Pronouncements

In December 2025, the FASB issued Accounting Standards Update (“ASU”) 2025-12, Codification Improvements, which clarifies, corrects, and makes minor improvements across U.S. GAAP. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270), which improves the navigability of interim reporting guidance in Topic 270. The ASU does not expand or reduce interim disclosure requirements, but instead clarifies when Topic 270 applies, what constitutes interim financial statements prepared in accordance with U.S. GAAP, and which disclosures are required at interim dates. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), which provides a practical expedient for all entities and an accounting policy election for entities other than public business entities when estimating expected credit losses on trade receivables and contract assets arising from revenue transactions under Topic 606. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2025, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), which amends existing guidance for determining the accounting acquirer in a transaction primarily effected through the exchange of equity interests in which the legal acquiree is a VIE that meets the definition of a business. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In January 2025, the Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This guidance enhances the transparency and usefulness of income tax disclosures by requiring entities to provide additional information about income taxes paid, including disaggregation by federal, state, and foreign jurisdictions, as well as further detail on the effective tax rate reconciliation. The adoption of this guidance had no impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In January 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and are included in each reported measure of segment profit or loss. It also requires disclosure of the amount and composition of “other segment items”, as well as interim disclosures of segment profit or loss and assets. These requirements apply to all public entities, including those with a single reportable segment. Adoption of the new standard affected financial statement disclosures only and did not impact the Company’s financial position or results of operations.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Beginning balance	$45,940	$44,944
Additional investments in equity method investees	1,197	5,748
Distributions from equity method investees(1)(2)	(14,928)	(1,419)
Equity in earnings (losses) of equity method investees(1)(2)	11,764	(3,333)
Ending balance	$43,973	$45,940

(1)	On May 23, 2025, RSE Runaway Lakes Controlled Subsidiary sold one of its properties for a sales price of approximately $36.7 million. Proceeds from the sale totaled approximately $37.2 million. Our distribution received from the sale totaled approximately $8.0 million. As of December 31, 2025 and 2024, the RSE Runaway Lakes Controlled Subsidiary continues to own and operate an additional property.

(2)	On September 18, 2025, the RSE Hamilton Controlled Subsidiary (The Hamilton JV LP) sold the Hamilton (formerly Windsor Park Apartments) for a sales price of approximately $41.3 million. Proceeds from the sale totaled approximately $11.7 million, net of repayment of a $28.5 million outstanding senior loan, and various closing costs of approximately $1.1 million. Our distribution received from the sale totaled approximately $5.3 million, thereby concluding the joint venture’s investment activity. As a result of this sale, the Company recognized a gain on disposition of equity method investees of approximately $5.3 million during the year ended December 31, 2025, which is recognized within equity in earnings.

As of December 31, 2025 and 2024, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	A 90.0% non-controlling member interest in Runaway Lakes Land Partners, LLC, whose activities are carried out through the following wholly-owned assets: two garden-style multifamily properties, Runaway Bay and Twin Lakes, located in the Tampa, FL area. The Runaway Bay property was sold in May 2025. As of December 31, 2025, Runaway Lakes Land Partners, LLC continues to own and operate the Twin Lakes property.

(2)	The contributions to National Lending in exchange for ownership interests. As of December 31, 2025 and 2024, the carrying value of the Company’s equity method investment in National Lending was approximately $10.6 million and $10.0 million, respectively. See Note 8, Related Party Arrangements for further information regarding National Lending.

(3)	A 85.0% non-controlling member interest in MP The Palmer, LLC, whose activities are carried out through the following wholly-owned asset: The Palmer, a multifamily property in Woodstock, GA.

(4)	A 95% non-controlling member interest in FR-PC Parkland JV, LLC in connection with the 2022 Merger, whose activities are carried out through the following wholly-owned asset: Parkland at Orange Park, a garden-style multifamily complex in Orange Park, FL.

(5)	In connection with the Tenancy-in-Common (“TIC”) arrangement (See Note 8, Related Party Arrangements, for further information regarding the TIC arrangement), the Company invested approximately $4.1 million in the following equity method investment:

●	a 25% non-controlling member interest in CNP 116, LLC, whose activities are carried out through the following wholly-owned asset: 5957 S Western Ave, a mixed use property located in Los Angeles, CA.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of December 31, 2025	As of December 31, 2024
Real estate assets, net	$150,963	$206,145
Other assets (1)	142,120	111,704
Total assets	$293,083	$317,849

Mortgage notes payable, net	$146,542	$202,371
Other liabilities (2)	52,171	25,371
Equity	94,370	90,107
Total liabilities and equity	$293,083	$317,849
Company’s equity investment (3)(4)	$43,973	$45,940

(1)	As of December 31, 2025 and 2024, approximately $134.4 million and $98.3 million of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending, respectively. See Note 8, Related Party Arrangements for further information regarding National Lending.

(2)	As of December 31, 2025 and 2024, approximately $49.4 million and $22.0 million of “Other liabilities” represent promissory notes issued from affiliated entities to National Lending, respectively. See Note 8, Related Party Arrangements for further information regarding National Lending.

(3)	The Company’s equity investment includes amortization of basis differences recognized as of December 31, 2025 and 2024.

(4)	On December 26, 2024, the Company acquired a 25% TIC interest in the CNP 116, LLC.

Condensed income statement information:	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Total revenue	$31,527	$34,500
Total expenses	22,214	34,971
Other income (expense)	3,329	-
Net income (loss)	$12,642	$(471)
Company’s equity in earnings (losses) of investee (1)(2)	$11,764	$(3,333)

(1)	The Company’s equity in earnings (losses) of investee includes amortization of basis differences recognized for the years ended December 31, 2025 and 2024.

(2)	For the year ended December 31, 2025, the Company’s equity in earnings (losses) of investee includes an approximate $5.3 million gain on sale of investment and approximately $72,000 of gains resulting from distributions in excess of investment basis. For the year ended December 31, 2024, the Company’s equity in earnings (losses) of investee includes approximately $1.1 million of gains resulting from distributions in excess of investment basis.

4.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of December 31, 2025 and 2024, we held one and two rental real estate properties, respectively.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of December 31, 2025	As of December 31, 2024
Land	$1,227	$6,219
Building and building improvements	3,022	1,426
Site improvements	-	36
Furniture, fixtures, and equipment	6	1
Total investment in rental real estate properties	$4,255	$7,682
Less: accumulated depreciation	(84)	(54)
Total investment in rental real estate properties, net	$4,171	$7,628

As of December 31, 2025 and 2024, the carrying amount of the rental real estate properties above included cumulative capitalized acquisition costs of approximately $41,000 and $33,000, respectively, which includes cumulative acquisition fees paid to our Sponsor of approximately $38,000 and $30,000, respectively.

For the years ended December 31, 2025 and 2024, the Company recognized approximately $106,000 and $577,000, respectively, of depreciation expense on rental real estate properties. For the years ended December 31, 2025 and 2024, approximately $74,000 and $352,000, respectively, of accumulated depreciation was reclassified from investments in rental real estate properties as a result of property reclassifications.

During the year ended December 31, 2025, one property was reclassified from real estate held for improvement into investments in rental real estate properties for approximately $4.2 million as the Company has completed development of the property and it is now available to be leased. During the year ended December 31, 2024, one property was reclassified from real estate held for sale into investments in rental real estate properties as the Company no longer anticipates the sale of the property is probable within one year. The Company recognized an impairment loss of approximately $532,000 during the year ended December 31, 2024 to write down its carrying value of approximately $4.7 million to its estimated fair value of approximately $4.1 million as of December 31, 2024.

One rental real estate investment was sold during the year ended December 31, 2025. RSE Z20 Controlled Subsidiary, was sold for a gross sales price of approximately $4.6 million. Net proceeds from the sale, after prorations and selling costs, totaled approximately $4.5 million and the Company recognized a gain of approximately $362,000.

Two real estate investments were sold during the year ended December 31, 2024. The first, RSE L37 Controlled Subsidiary, was sold for a gross sales price of approximately $11.9 million. Net proceeds from the sale, after prorations and selling costs, totaled approximately $11.4 million and the Company recognized a loss of approximately $1.8 million. The second, 5957 S Western Ave, was sold in connection with a TIC arrangement for a gross sales price of approximately $12.3 million. Net proceeds from the sale, after prorations and selling costs, totaled approximately $12.3 million and the Company recognized a gain of approximately $314,000.

As of December 31, 2025 and 2024, we had invested in one real estate property held for improvement.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of December 31, 2025	As of December 31, 2024
Land	$2,096	$1,227
Building and building improvements	1,560	2,894
Work in progress	65	41
Total investment in real estate held for improvement	$3,721	$4,162

During the year ended December 31, 2025, one real estate investment was reclassified from investments in rental real estate properties to investments in real estate held for improvement on the consolidated balance sheets for approximately $3.6 million. During the year ended December 31, 2024, one real estate investment was reclassified from investments in rental real estate properties to investments in real estate held for improvement on the consolidated balance sheets for approximately $4.2 million.

As of December 31, 2025 and 2024, real estate held for improvement included capitalized costs of approximately $33,000 and $41,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $30,000 and $38,000, respectively.

5.	Investments in Real Estate Held for Sale

As of December 31, 2025 and 2024, we held zero and one investment in real estate held for sale, respectively.

The following table presents the Company’s investments in real estate held for sale (amounts in thousands):

	As of December 31, 2025	As of December 31, 2024
Land	$-	$3,017
Building and building improvements	-	999
Site improvements	-	-
Total tangible investment in real estate held for sale	$-	$4,016
In-place lease assets, net	-	46
Above market lease intangible asset, net	-	140
Total investment in real estate held for sale	$-	$4,202

During the year ended December 31, 2024, one real estate investment, RSE R45 Controlled Subsidiary, was reclassified from investments in rental real estate properties to investments in real estate held for sale on the consolidated balance sheets for approximately $4.2 million. The reclassification to held for sale resulted in an approximately $529,000 loss related to one of the properties where the carrying amount exceeded the property’s fair value less estimated costs to sell. The property was subsequently sold in March 2025 for a gross sales price of approximately $4.4 million. Net proceeds from the sale, after prorations and selling costs, totaled approximately $3.9 million and the Company recognized a loss of approximately $100,000

As of December 31, 2024, investments in real estate held for sale included capitalized acquisition costs of approximately $147,000, which includes cumulative acquisition fees paid to the Sponsor of approximately $49,000.

6.	Distributions

Distributions are calculated based on members of record each day during the distribution periods. During the years ended December 31, 2025 and 2024, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $104,000 and $249,000, respectively. Of these amounts, approximately $0 in distributions were declared to related parties during the years ended December 31, 2025 and 2024. Of the distributions declared during the years ended December 31, 2025 and 2024, approximately $102,000 and $196,000, respectively, were paid. Approximately $2,000 and $53,000 remained payable as of December 31, 2025 and 2024, respectively.

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of the fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, restricted cash, contractual receivables, other assets, and promissory notes to related parties reported in the consolidated balance sheets approximates fair value because of the short maturity of these instruments.

8.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2025 and 2024, the Manager incurred approximately $33,000 and $10,000 of operational costs on our behalf, respectively. As of December 31, 2025 and 2024, approximately $25,000 and $1,000 were due and payable, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV at the end of each quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

Accordingly, during the years ended December 31, 2025 and 2024, we incurred investment management fees of approximately $915,000 and $1.1 million, respectively, and as of December 31, 2025 and 2024, approximately $211,000 and $255,000, respectively, of investment management fees were payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the direct equity investment project or if there is no outside developer of the direct equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the years ended December 31, 2025 and 2024, the Company incurred $0 and approximately $4,000 of development fees, respectively. As of December 31, 2025 and 2024, there were no amounts due and payable.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2025 and 2024, the Manager has not designated any asset as non-performing and no special servicing fees were incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. For the years ended December 31, 2025 and 2024, no disposition fees have been incurred. Accordingly, as of December 31, 2025 and 2024, no disposition fees were payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2025 and 2024, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Moat Investments, LP, Member

Moat Investments, LP (formerly known as Fundrise, L.P.) is a member of the Company and held 10,332 shares as of December 31, 2025 and 2024. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Moat Investments, LP.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 916 shares as of December 31, 2025 and 2024.

For the years ended December 31, 2025 and 2024, the Sponsor incurred approximately $61,000 and $67,000 of operational costs on our behalf, in connection with the Shared Services Agreement. As of December 31, 2025 and 2024, approximately $1,000 and $8,000 of operational costs were due and payable, respectively.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by certain of the real estate investment trusts (“eREITs”) and other investment vehicles (the “Funds”) managed by our Manager and affiliated with our Sponsor, including the Company. The Sponsor became the manager of National Lending effective June 18, 2025, but does not hold any equity interest in National Lending. Prior to this change, an independent manager managed National Lending under a management agreement at a market rate. The Sponsor is not compensated for its role as manager. Each eREIT or Fund contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT or Fund maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of December 31, 2025 and 2024, the Company has contributed approximately $8.5 million for a 12.3% and 12.6% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs or Funds who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s or Fund’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing.

The following is a summary of the promissory notes issued by National Lending to the Company during the years ended December 31, 2025 and 2024, and remaining outstanding balances as of December 31, 2025 and 2024 (dollar amounts in thousands):

Note	Maximum Principal Amount	Interest Rate	Maturity Date	Balance at December 31, 2025	Balance at December 31, 2024
2024 – A(1)	$5,000	6.50%	12/31/2024	$-	$-
2024 – B(2)	$5,000	6.50%	03/28/2025	$-	$-
2024 – C(3)	$4,100	6.50%	06/28/2025	$-	$-
2024 – D(4)	$5,000	5.75%	09/30/2025	$-	$-
2025 – E(5)	$2,400	6.00%	12/31/2025	$-	$-
2025 – F(6)	$3,200	5.50%	04/03/2026	$-	$-
				$-	$-

(1)	Promissory note 2024-A was executed with National Lending for a maximum principal amount of $5.0 million. During the year ended December 31, 2024, the Company’s total draw down on this promissory note was $4.8 million. The Company repaid the $4.8 million outstanding loan balance and all accrued interest as of December 31, 2024.

(2)	Promissory note 2024-B was executed with National Lending for a maximum principal amount of $5.0 million. During the year ended December 31, 2024, the Company’s total draw down on this promissory note was $5.0 million. The Company repaid the $5.0 million outstanding loan balance and all accrued interest as of December 31, 2024.

(3)	Promissory note 2024-C was executed with National Lending for a maximum principal amount of $4.1 million. During the year ended December 31, 2024, the Company’s total draw down on this promissory note was $4.0 million. The Company repaid the $4.0 million outstanding loan balance and all accrued interest as of December 31, 2024.

(4)	Promissory note 2024-D was executed with National Lending for a maximum principal amount of $5.0 million. During the year ended December 31, 2024, the Company’s total draw down on this promissory note was $4.1 million. The Company repaid the $4.1 million outstanding loan balance and all accrued interest as of December 31, 2024.

(5)	Promissory note 2025-E was executed with National Lending for a maximum principal amount of $2.4 million. During the year ended December 31, 2025, the Company’s total draw down on this promissory note was $2.4 million. The Company repaid the $2.4 million outstanding loan balance and all accrued interest as of December 31, 2025.

(6)	Promissory note 2025-F was executed with National Lending for a maximum principal amount of $3.2 million. During the year ended December 31, 2025, the Company’s total draw down on this promissory note was $2.7 million. The Company repaid the $2.7 million outstanding loan balance and all accrued interest as of December 31, 2025.

For the years ended December 31, 2025 and 2024, the Company incurred approximately $55,000 and $299,000, respectively, in interest expense on promissory notes with National Lending. As of December 31, 2025 and 2024, we had no outstanding accrued interest payable to National Lending.

The following is a summary of the promissory notes receivable issued by the Company to National Lending during the years ended December 31, 2025 and 2024, and note receivable balances as of December 31, 2025 and 2024 (dollar amounts in thousands):

Note	Maximum Principal Amount	Interest Rate	Maturity Date	Balance as of December 31, 2025	Balance as of December 31, 2024
2025 - A (1)	$4,700	4.75%	12/31/2026	$4,000	$-
			Total	$4,000	$-

(1)	On December 31, 2025, the Company extended a promissory note receivable to National Lending with a principal amount of $4.7 million. The secured note bears a 4.75% interest rate, and all interest is accruing, and will be received at maturity. The note had a maturity date of December 31, 2026 with National Lending’s repayment to the Company, including principal and accrued interest. During the year ended December 31, 2025, the Company earned approximately $1,000 in interest income on the promissory note to National Lending.

TIC Arrangements with Affiliate REITs

In December 2024, the Company entered into a TIC arrangement with REITs managed by our Manager and affiliated with our Sponsor. Under the terms of the TIC arrangement, the Company and the affiliate REITs hold undivided ownership interests in a mixed-use property located in Los Angeles, CA. The TIC arrangement allows each owner to independently own a specified interest in the property and participate in the income and expenses associated with the property in proportion to its ownership interest. As of December 31, 2025, the Company continued to hold its interest in the TIC arrangement and did not enter into any additional similar arrangements during the period.

Certain non-cash reallocations of contributions and distributions may occur to align ownership interests under the TIC arrangements may occur. These amounts are recorded through related party balances with affiliated REITs and presented as “Due to related party” or “Due from related party” on the consolidated balance sheets. As of December 31, 2025 and 2024, the Company has recorded balances of approximately $8,000 and $0, respectively, in “Due to related party” and approximately $410,000 and $0, respectively, in “Due from related party” related to these arrangements.

9.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

10.	Commitments and Contingencies

Guarantees

The Company has entered into two guarantee agreements in connection with a senior secured mortgage loan facility extended to several underlying real estate properties owned by certain entities affiliated with or managed by the Manager, collectively, the “Borrowers”. Under the terms of the loan agreement, the Company, alongside other entities affiliated with or managed by the Manager, has provided guarantees of certain obligations of the Borrowers, through the date of the loan’s initial maturity, July 9, 2027, in addition to any subsequent borrower-elected maturity extensions. Consistent with the Company’s investment strategy in utilizing leverage to enhance total shareholder return, these guarantees were provided to enhance the credit profile of the Borrowers, facilitate access to more favorable financing terms, and obtain leverage to support its investment activities.

The Company is a springing guarantor with a liability limitation, and therefore would only be responsible for the portion of the guarantees allocated to the other eREIT involved in the guarantee agreements if the other eREIT were to fail to pay its pro-rata share of the guarantees within 30 days after demand from the lender, or if the other eREIT were to become involved in a bankruptcy petition or similar proceeding.

The Company’s obligations as a guarantor include a springing recourse guarantee covering standard lender protection clauses. In the remote likelihood of wrongful action by the Borrowers, and failure of the other eREIT to pay its allocation of the guarantee, the Company would be liable for repayment of only the other eREIT’s pro-rata share of all indebtedness under the loan. As of December 31, 2025, the maximum potential amount of future payments under this guarantee was approximately $120.7 million, which represents the Company’s maximum exposure in the event of default by the Borrowers and failure of the other eREIT to pay its allocation of the guarantee. This amount could rise to approximately $124.2 million, if the loan facility is fully drawn upon.

Additionally, the Company is subject to a guarantee of interest and carry costs (the “Carry Guaranty”), which includes all interest payments due, any minimum return amounts, any interest due at the default rate, and any required deposits into the interest and carry reserve account, if the other eREIT were to fail to pay its allocation of the guarantee. The Carry Guaranty is subject to termination upon the earliest of either (i) the full repayment of indebtedness, (ii) a valid tender, or (iii) the date that the underlying real estate properties achieve a debt yield of at least eight percent (8%) for two consecutive fiscal quarters. As of December 31, 2025, none of these termination conditions had been met, and the Carry Guaranty remained active. As of December 31, 2025, the maximum potential amount of future payments under this guarantee was approximately $12.8 million, which represents the Company’s pro-rata share of the maximum interest payments through initial maturity date, assuming full Borrower default and the interest rate above. This amount could rise to approximately $13.2 million if the loan facility is fully drawn upon. As of December 31, 2025, no property sales have occurred that would result in a minimum return payment, no default interest is due, and the interest and carry reserve account is fully funded.

Based on current information and analysis, we believe the likelihood of the Company being required to perform under the guarantees is remote and that no material liability exists as of the reporting date. Accordingly, as of December 31, 2025, no liability has been recorded in the consolidated financial statements. We will continue to monitor the financial condition and performance of the Borrowers and will reassess the need to record a liability if future events or circumstances indicate a probable loss.

The loan agreement contains various financial and non-financial covenants. Included in these covenants are general net worth requirements for the Company as one of the loan agreement’s carve-out guarantors. The loan agreement also contains a requirement for quarterly monitoring of the named co-borrowers’ debt yield ratio. If the co-borrowers do not meet these quarterly minimum compliance requirements, they will enter into a trigger period as defined in the loan agreement, in which control of funds will shift to the lender and disbursement of such funds will be applied in accordance with the cash management agreement per the loan terms. As of December 31, 2025, the Company and co-borrowers were in compliance with these covenants.

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

11.	Segment Reporting

The Company has one operating and reportable segment consisting of investments in real estate. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s Chief Operating Decision Maker (“CODM”), assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single operating and reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The CODM assesses segment performance using net income (loss), which is reported in the Company’s Consolidated Statements of Operations. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s consolidated financial statements. Total expenses and total other expenses, as disclosed in the consolidated financial statements, represent the CODM’s measure of significant expenses. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. The measure of segment assets is reported in the Company’s consolidated Balance Sheets. No single investment accounts for more than 10% of the Company’s total revenue. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations.

12.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 30, 2026, for potential recognition or disclosure.

2026 Merger

Effective April 29, 2026, the Company merged (the “2026 Merger”) into the Fundrise eREIT, LLC (the “Fundrise eREIT”). In connection with the 2026 Merger, the Fundrise eREIT issued to the shareholders of the Company common shares of the Fundrise eREIT based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on the Company’s NAV per share that was effective as of the date of the 2026 Merger, April 29, 2026. The Fundrise eREIT was the surviving entity.

Item 8. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)

2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)

2.3*	Form of Second Amended and Restated Limited Liability Company Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.4 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)

4.1*	Form of Subscription Package (incorporated by reference to Appendix C of the Company’s Offering Circular on Form 1-A POS filed on May 19, 2021)

6.1*	Form of License Agreement between Fundrise Growth eREIT II, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)

6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)

6.3*	Form of Agreement of Merger and Plan of Reorganization between Fundrise Growth eREIT II, LLC and Fundrise Growth eREIT VI, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on July 8, 2022)

7.1	Agreement of Merger and Plan of Reorganization, dated April 29, 2026, by and among Fundrise Development eREIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Equity REIT, LLC, Fundrise Growth eREIT II, LLC, Fundrise Growth eREIT III, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, and Fundrise eREIT, LLC

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 30, 2026.

Fundrise Growth eREIT II, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 30, 2026
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 30, 2026
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)